Stem Holdings, Inc.

7777 Glades Road, Suite 203

Boca Raton, FL 33434

June 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Lobert, Staff Attorney

Re:	Stem Holdings, Inc. (the “Company”)
Form PRE 14C
File No. 000-55751
Filed on June 1, 2018

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 11, 2018 addressed to Mr. Adam Berk, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form PRE 14C.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company will file a Form PRE 14A in lieu of the Form PRE 14C which has been previously filed and hold a Shareholders’ Meeting to address the matters presented in the previously filed Form PRE 14C.

General

1. Please explain to us how you obtained the majority shareholder vote in favor of your proposal. Discuss how you solicited their votes and tell us why you were not required to solicit the votes of such shareholders with a proxy statement on Schedule 14A. Please also tell us if the amendment to the Company’s Articles of Incorporation is already in effect or when you intend for the amendment to be in effect.

COMPANY RESPONSE:

The Company will file a Form PRE 14C in lieu of the previously-filed Form PRE 14A and will hold a Shareholders’ Meeting to address the matters presented in the previously filed Form PRE 14C.

On behalf of the Company, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Very truly yours,

STEM HOLDINGS, INC.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.